February 11, 2014

Via Edgar

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549

Attention: Jerard Gibson, Attorney-Advisor

Re:	ZipRealty, Inc.
Amendment No. 1 to Registration Statement on Form S-3 File No. 333-193430

Ladies and Gentlemen:

ZipRealty, Inc. (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, hereby requests that the above-referenced Registration Statement (the “Registration Statement”) be made effective at 12:00 p.m., Washington D.C. time, on Thursday, February 13, 2014, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•	should the U.S. Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the Registration Statement; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, the Company hereby confirms that it is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

ZIPREALTY, INC.

By:	/s/ Charles C. Baker
	Name:	Charles C. Baker
	Title:	Chief Executive Officer and President

cc:	Samantha Harnett, ZipRealty, Inc.
Brett Cooper, Orrick, Herrington & Sutcliffe LLP